Exhibit 99.3

NICE To Ring The Nasdaq Market Opening Bell

Paramus, New Jersey, September 7, 2016 – NICE (Nasdaq: NICE) will be ringing the Nasdaq market Opening Bell on September 12, 2016, in celebration of a year during which NICE has accomplished a number of impressive achievements including the execution of major strategic acquisitions, delivering strong growth and profitability, and continuing to demonstrate clear market leadership.

Founded in 1986, NICE has grown to encompass more than 3,700 employees worldwide and 25,000 customers in over 150 countries, including more than 80 of the Fortune 100 companies. With its recently announced acquisitions of Nexidia and inContact, NICE is leading the market into a new era when customer service organizations stay ahead of customer expectations thanks to the creation of the Experience Center – which combines omni-channel workforce optimization and advanced analytics – all in the cloud

“We’re excited to celebrate such impressive success, which we owe to our dedicated employees, partners, and customers, as well as the continued support of our shareholders. Together, we have executed on our Winning Together philosophy to grow our business and maintain a positive and engaged work environment,” said Barak Eilam, CEO of NICE. “The past year, in particular, has been momentous for NICE in fulfilling our vision and growth strategy. We’ve shifted our focus to become a pure enterprise software company with an emphasis on delivering leading analytics and cloud-based solutions to serve our customers better now and in the future.”

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.